

Mail Stop 3030

May 27, 2009

Via Facsimile and U.S. Mail

Mr. Jeff Feuer
Chief Executive Officer
SPO Medical Inc.
Beit Hapa'amon, Suite 209
20 Hata'as Street
Kfar Saba, Israel

  Re: SPO Medical Inc.
    Form 10-K for the Year Ended December 31, 2008
     Filed March 31, 2009
    File No. 000-11772

Dear Mr. Feuer:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief